FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F             ☒           Form 40-F             ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         ☐            No           ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

INVITATION

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, 7 NOVEMBER 2014, AT 13:00

(1st Repeat EGMS: Thursday, 20 November 2014, at 13:00 &

2nd Repeat EGMS: Thursday, 4 December 2014, at 13:00)

Pursuant to Codified Law 2190/1920 (“the Companies Act”) and the provisions of Law 2396/96 on dematerialized shares, and the Bank’s Articles of Association (article 11) and following Board of Directors’ resolution dated 16 October 2014, the Shareholders of National Bank of Greece S.A., a banking corporation having its registered office at 86 Eolou St., Athens, Greece, are invited to an Extraordinary General Meeting to be held at 13:00 on Friday, 7 November 2014 at 93 Eolou St. (Megaro Mela), Athens:

AGENDA OF THE MEETING

1. To resolve upon the inclusion of the Bank in a special framework of legal provisions regarding the conversion of deferred tax assets arising from temporary differences into final and settled claims against the Hellenic Republic, the formation of a special reserve, the free issue of warrants (rights of conversion of the special reserve into capital, through the issue of shares in favour of the Hellenic Republic), and settlement of all relevant issues required to this effect.

2. To resolve upon the provision of authorization to the Board of Directors to take the necessary actions in implementation of item 1 hereinabove, including, but not limited to, the offering of shares issued as a result of the capitalization of the aforesaid special reserve to the holders of warrants.

3. Various announcements and approvals.

If the General Meeting does not achieve quorum, the Shareholders are hereby invited to attend a 1st Repeat General Meeting on Thursday, 20 November 2014, at 13:00, at 93 Eolou St. (Megaro Mela), Athens. If again quorum is not achieved, the Shareholders are hereby invited to attend a 2nd Repeat General Meeting on Thursday, 4 December 2014, at 13:00, at the same address.

Note that, in accordance with article 29 of the Companies Act 2190/1920, as amended, new invitations for the said Repeat Meetings will not be published.

In accordance with articles 26 par. 2b and 28a of Companies Act 2190/1920, as amended and supplemented by, respectively, articles 3 and 5 of Law 3884/2010, the Bank informs shareholders of the following:

ENTITLEMENT TO PARTICIPATE IN THE GENERAL MEETING

Any person appearing as a Shareholder (i.e. holder of common registered shares of the Bank) in the registry of the Dematerialized Securities System managed by Hellenic Exchanges S.A., (“HELEX”) [formerly the Central Securities Depository] in which the shares of the Bank are held, is entitled to participate in the GM, according to the specific provisions outlined hereinbelow.

Each ordinary share is entitled to one vote. The Bank’s Preference Shares under Law 3723/2008, entitle the representative of their holder (the Hellenic Republic) to attend the Meeting, under article 1 of Law 3723/2008. Proof of shareholder status should be provided by presenting to the Bank relevant certification from HELEX at the latest by the third day prior to the Meeting. Shareholders who are legal entities must also, by the same deadline, file, pursuant to the law, their legalization documents, unless these documents have already been filed with our Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form. Alternatively, proof of shareholder status can be provided through direct electronic link-up of the Bank with the records of the Dematerialized Securities System.

Shareholder status must exist on 2/11/2014 (Record Date), i.e. at the start of the 5th day prior to the date of the General Meeting of 7/11/2014, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by 4/11/2014 at the latest, i.e. on the 3rd day prior to the date of the Extraordinary General Meeting. Only those who have shareholder status on the said Record Date are considered to be entitled to participate and vote in the Extraordinary General Meeting. Shareholders who do not comply with the provisions of article 28a of the Companies Act 2190/1920 may participate in the Extraordinary General Meeting only after the Meeting has authorized them to do so. To exercise the said rights, it is not necessary to block the shares or follow any other similar process that may restrict the ability to sell and transfer shares in the period between the Record Date and the Extraordinary General Meeting.

PROCEDURE FOR VOTING BY PROXY

The shareholder may participate in the Extraordinary General Meeting and may vote either in person or by proxy. Each shareholder may appoint up to 3 proxy holders. Legal entities may participate in the Extraordinary General Meeting by appointing up to 3 natural persons as proxy holders. However, if the shareholder owns shares in the Bank that are held in more than one Investor Securities Account, such limitation shall not prevent the shareholder from appointing, in respect of the Extraordinary General Meeting, separate proxy holders for the shares appearing in each Account. A proxy holder holding proxies from several shareholders may cast votes differently for each shareholder. Before the Extraordinary General Meeting commences, the proxy holder must disclose to the Bank any particular facts that may be of relevance for shareholders in assessing the risk that the proxy holder may pursue interests other than those of the shareholder. Within the meaning intended in this paragraph, a conflict of interest may arise in particular when the proxy holder: (i) is a controlling shareholder of the Bank or is another entity controlled by such shareholder; (ii) is a member of the Board of Directors or in general the management of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; (iii) is an employee or an auditor of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; (iv) is a spouse or close relative (1st degree) of a natural person referred to in (i) to (iii) hereinabove.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the Extraordinary General

Meeting. The Bank shall make available the form to be used for appointing a proxy holder on its website (www.nbg.gr). The said form, filled in and signed by the shareholder, must be filed with the Bank’s Shareholder Sub-Division (ground floor, 93 Eolou Street, Athens) or the Head Branch or any branch of the Bank’s network, or sent by fax to +30 2103343404, 2103343406, 2103343410 and 2103343443 at least 3 days prior to the date of the General Meeting. Shareholders should confirm that the appointment-of-proxy form has been successfully received by the Bank by calling +30 2103343415, 2103343421, 2103343422 and 2103343411.

MINORITY RIGHTS

(a) If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Bank’s Board of Directors is obliged to include additional items in the Agenda of the Extraordinary General Meeting, provided that the said request is communicated to the Board by 23/10/2014, i.e. at least 15 days prior to the General Meeting. The said request should be accompanied by justification or a draft resolution to be approved by the Extraordinary General Meeting and on 25/10/2014, i.e. 13 days prior to the Extraordinary General Meeting, the revised agenda should be disclosed in the same manner as the previous agenda, and at the same time made available to shareholders through the Bank’s website, along with the justification or draft resolution tabled by the shareholders, in accordance with the provisions of article 27.3 of the Companies Act 2190/1920.

(b) If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Board of Directors shall, in accordance with the provisions of article 27.3 of the Companies Act 2190/1920, make available to shareholders by 1/11/2014 at the latest, i.e. at least 6 days prior to the Extraordinary General Meeting, any draft resolutions on the items included in the initial or revised agenda, provided that the said request is communicated to the Board by 31/10/2014, i.e. at least 7 days prior to the Extraordinary General Meeting.

(c) If any shareholder so requests, and provided that the said request is filed with the Bank by 2/11/2014, i.e. at least 5 full days before the Extraordinary General Meeting, the Board of Directors is obliged to provide the Extraordinary General Meeting with information regarding the affairs of the Bank, insofar as such information is relevant to a proper assessment of the items on the agenda. The Board of Directors may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes. The Board of Directors may provide a single answer to shareholders’ requests that are of similar content. The obligation to provide information does not apply in the event that such information is already available through the Bank’s website, particularly in the case of frequently asked questions.

(d) If shareholders representing 1/5 of the paid-up capital of the Bank so request, and provided that the said request is filed with the Bank by 2/11/2014, i.e. at least 5 full days prior to the Extraordinary General Meeting, the Board of Directors is obliged to provide the Extraordinary General Meeting with information on the course of the business affairs and financial status of the Bank. The Board of Directors may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes.

In all the aforesaid cases the shareholders making requests are required to prove their shareholder status as well as the number of shares they hold as at the time of exercising the relevant right.

A certificate to this effect from HELEX or verification of shareholder status through direct electronic link-up between the records held by HELEX and the Bank may also serve as such proof.

In the event that the Extraordinary General Meeting on 7 November 2014 does not achieve quorum, the Shareholders are hereby invited to attend a 1st Repeat General Meeting on Thursday, 20 November 2014, at 13:00 hours, at 93 Eolou St. (Megaro Mela), Athens.

For shareholders to be entitled to participate in the 1st Repeat Meeting, shareholder status must exist on 16/11/2014 (Record Date), i.e. at the start of the 4th day prior to the date of the 1st Repeat Meeting of 20/11/2014, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by 17/11/2014 at the latest, i.e. on the 3rd day prior to the date of the 1st Repeat Meeting.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the 1st Repeat Meeting.

If again quorum is not achieved in the Extraordinary General Meeting on 20 November 2014, the Shareholders are hereby invited to attend a 2nd Repeat General Meeting on Thursday, 4 December 2014, at 13:00 hours, at 93 Eolou St. (Megaro Mela), Athens.

For shareholders to be entitled to participate in the 2nd Repeat Meeting, shareholder status must exist on 30/11/2014 (Record Date), i.e. at the start of the 4th day prior to the date of the 2nd Repeat Meeting of 04/12/2014, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by 1/12/2014 at the latest, i.e. on the 3rd day prior to the date of the 2nd Repeat Meeting.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the 2nd Repeat Meeting. With regard to the procedure whereby Shareholders exercise their voting rights and minority rights at the 1st and 2nd Repeat Meetings, should such Meetings take place, all the respective provisions set out hereinabove shall apply.

AVAILABLE DOCUMENTS AND INFORMATION

The information required under article 27.3 of the Companies Act 2190/1920, including the invitation to the Extraordinary General Meeting, the proxy appointment form and the draft resolutions on the items of the agenda shall be made available in electronic form on the website of the Bank at www.nbg.gr. Hard copies of the full text of the draft resolutions and any documents specified under article 27.3(c) and (d) of the Companies Act 2190/1920 can be obtained from the Bank’s Shareholder Sub-Division (ground floor of the Megaro Mela, 93 Eolou Street, Athens).

Athens, 16 October 2014

By order of the Board of Directors

Chairman of the Board

Georgios P. Zanias

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: October 17th, 2014

Assistant General Manager Group Finance

/s/ George Angelides

(Registrant)

Date: October 17th, 2014

Director, Financial Division